Exhibit 99.7

Address to the 2014 Annual General Meeting

Michael Hammes, Chairman, James Hardie Industries plc

Hello and welcome to James Hardie Industries plc’s 2014 Annual General Meeting (AGM), our fifth AGM to be held in Dublin. I am pleased to have you join us.

James Hardie performed well financially during the past fiscal year and continues to be both operationally and financially robust.

The strengthening of the US housing market for the fourth consecutive year enabled the company to again deliver improved earnings in fiscal year 2014. In the US, we took advantage of the growing activity in the new construction market and further increased our market penetration to drive higher sales volumes. We did this while also increasing our average net sales price, which led to stronger operating results.

The Asia Pacific businesses also contributed solid results in fiscal year 2014. In Australia, approvals for detached housing continue to increase despite a softer repair and remodel market. In New Zealand, the housing market continues to strengthen, particularly in the Auckland and Christchurch areas.

Louis Gries, our Chief Executive Officer, will address the group financial results, the current operating environment and outlook in greater detail in his presentation.

During fiscal year 2014, James Hardie recognised its 125 year anniversary as a company and the Board declared a special dividend of US28.0 cents per security in February 2014 to acknowledge this milestone. I would like to take this opportunity to acknowledge our shareholders, staff and customers who have supported us over this long history.

I would now like to address the issue of capital management. Our underlying confidence in our businesses and their operating environments enabled the Board to declare a first half ordinary dividend of US8.0 cents per security and a second half ordinary dividend of US32.0 cents per security, as well as a special dividend of US20.0 cents per security in May 2014. The ordinary dividend reflects our commitment to provide consistent dividend payments within the payout ratio of 50 to 70% of net operating profit excluding asbestos adjustments. The special dividend represents amounts that were not utilised in the company’s share buyback program which expired in May 2014.

We also announced a new share buyback program in May 2014 to acquire up to 5% of our issued capital within the 12 month period to May 2015. To the extent the company does not undertake share buy backs, the Board may consider further distributions to shareholders during fiscal year 2015, as part of our capital management strategy.

We have also confirmed our commitment to lift our capital expenditure to an average of approximately USD$200 million per year over the next three years to further capitalise on the projected growth in the US housing market and our anticipated market share growth across all the geographies in which we operate.

Additionally on 1 July 2014, James Hardie contributed US$113.0 million to the Asbestos Injuries Compensation Fund. This amount represents 35% of the company’s free cash flow for fiscal year 2014 which the company is obliged to contribute as part of its commitment under the Amended and Restated Final Funding Agreement.

Including this contribution James Hardie has provided over A$1 billion towards asbestos compensation since 2001.

Now turning our attention to board appointments and renewal. I would like to take this opportunity to welcome Russell Chenu. Russell stands for election at this AGM. Russell joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005, continuing until his retirement in November 2013. During his tenure, Russell was intimately involved in the resolution of several significant legacy issues facing James Hardie, including the establishment of the Amended and Restated Final Funding Agreement covering the company’s asbestos compensation arrangements in Australia, the redomicile of James Hardie from the Netherlands to Ireland and the resolution of the 1999 Disputed Amended Assessment with the Australian Taxation Office. Russell also served on James Hardie’s Managing Board between August 2005 and June 2010.

Russell is an experienced corporate and financial executive who has held senior finance and management positions with a number of Australian publicly-listed companies.

Rudolf van der Meer will be standing for re-election at today’s meeting. Rudy was elected as an independent Non-Executive Director in February 2007 and is a member of the Nominating and Governance Committee. Rudy is an experienced former executive, with considerable knowledge of international business and the building and construction sector.

Finally, I will also be standing for re-election at today’s meeting.

In conclusion, under the leadership of CEO, Louis Gries, and the management team, the company has delivered a stable operational result and is strongly positioned to take advantage of the anticipated improvement in our key product segments and markets.

END

Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.